July 22, 2019

Via EDGAR

Securities and Exchange Commission

Division of Investment Management, Office of Disclosure Review and Accounting

100 F Street, NE

Washington, DC 20549-4561

Attn: Jay Williamson

Re:	RiverNorth Managed Duration Municipal Income Fund, Inc.

Registration Statement on Form N-2

File Nos. 333-230421 and 811-23434

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, UBS Securities LLC, as the representative of the several underwriters of the offering pursuant to the above-referenced Registration Statement on Form N-2, as amended (the “Registration Statement”), hereby join in the request of RiverNorth Managed Duration Municipal Income Fund, Inc. that the effective date of the Registration Statement be accelerated so that the Registration Statement becomes effective at 2:00 p.m., Eastern Time, on Thursday, July 25, 2019, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as representative of the several underwriters, have complied and will continue to comply, and we have been informed by the participating underwriters and dealers that they have complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

UBS SECURITIES LLC
As representative of the several underwriters

UBS SECURITIES LLC

By:	/s/ Brad Hearsh
Name:	Brad Hearsh
Title:	Senior Advisor

By:	/s/ Federico Gonzalez
Name:	Federico Gonzalez
Title:	Director